Exhibit 4.21

DESCRIPTION OF SECURITIES

The following is a summary of the rights of our securities and certain provisions of our articles of incorporation, as amended, and our bylaws. This summary does not purport to be complete and is qualified in its entirety by the provisions of our articles of incorporation, as amended, and bylaws, each of which is filed as an exhibit to the Annual Report on Form 10-K to which this exhibit is attached. In this exhibit, “we,” “us,” “our,” “our company”, “Marizyme” and similar references refer to Marizyme, Inc., a Nevada corporation. All capitalized terms have the meanings of such terms in the Annual Report on Form 10-K to which this exhibit is attached.

General

As of March 24, 2023, our authorized capital stock consisted of:

●	300,000,000 shares of common stock, par value $0.001 per share, giving effect to the Authorized Capital Increase and without giving effect to the First Reverse Stock Split, the Second Reverse Stock Split, the First Forward Stock Split, the Second Forward Stock Split, or the Consolidated Reverse Stock Split (see “Part I. Note Regarding Presentation of Capitalization in this Report” of the Annual Report on Form 10-K to which this exhibit is attached); and

●	25,000,000 shares of “blank check” preferred stock, par value $0.001 per share.

As of March 24, 2023, there were 40,768,191 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. All of our currently issued and outstanding shares of capital stock are validly issued, fully paid and non-assessable under the Nevada Revised Statutes.

Common Stock

Holders of our common stock: (i) are entitled to share ratably in all of our assets available for distribution upon liquidation, dissolution or winding up of our affairs; (ii) do not have preemptive, subscription or conversion rights, nor are there any redemption or sinking fund provisions applicable thereto; and (iii) are entitled to one vote per share on all matters on which stockholders may vote at all stockholder meetings. Each stockholder is entitled to receive the dividends as may be declared by our directors out of funds legally available for dividends. Our directors are not obligated to declare a dividend. Any future dividends will be subject to the discretion of our directors and will depend upon, among other things, future earnings, the operating and financial condition of our company, our capital requirements, general business conditions and other pertinent factors.

The presence of the persons entitled to vote a majority (more than 50%) of the outstanding voting shares on a matter before the stockholders shall constitute the quorum necessary for the consideration of the matter at a stockholders meeting.

The vote of the holders of a majority of the votes cast on the matter at a meeting at which a quorum is present shall constitute an act of the stockholders, except for the election of directors, who shall be appointed by a plurality of the shares entitled to vote at a meeting at which a quorum is present. The common stock does not have cumulative voting rights, which means that the holders of a majority of the common stock voting for election of directors can elect 100% of our directors if they choose to do so.

Preferred Stock

Subject to the terms contained in any designation of a series of preferred stock, the board of directors is expressly authorized, at any time and from time to time, to fix, by resolution or resolutions, the rights, powers, designations, preferences and relative, participating, optional and other rights and qualifications, limitations and restrictions for shares of any class or classes of preferred stock, without the consent of the stockholders of the Company.

Somahlution Acquisition Warrants

On July 31, 2020, in connection with the acquisition of all of the Somahlution Assets, the Company issued to certain Somahlution designees warrants to purchase 3,000,000 shares of common stock. The warrants have an exercise price of $5.00 per share and a term of five years. These warrants were still outstanding as of March 24, 2023.

Securities Issued in the Units Private Placement

Convertible Notes

In connection with the Units Private Placement, we issued the Convertible Notes, which in aggregate may be converted into 8,269,228 shares of common stock as of March 24, 2023, subject to certain adjustments as described such above section. Each Convertible Note is convertible into common stock of the Company at a price per share of $1.75, subject to adjustment (the “Conversion Price”). The Convertible Notes mature 24 months after the applicable closing date and accrue 10% of simple interest per annum on the outstanding principal amount. The Convertible Notes’ principal and accrued interest can be converted at any time at the option of each holder at the Conversion Price. The Convertible Notes are secured by a first priority security interest in all assets of the Company and are also subject to the Guarantors Security Agreement between each investor in the Units Private Placement and Marizyme Sciences, Somaceutica, and Somahlution, the Guaranty of each of Marizyme Sciences, Somaceutica and Somahlution granted to the investors, and the Security Agreement, Trademark Security Agreement, and Patent Security Agreement between the Company and the investors.

The Convertible Notes issued or reissued in exchanged for the cancellation of previously-issued Convertible Notes from May 2021 to November 2021, and Convertible Notes issued from December 2021 until March 24, 2022, provide that in the event the Company consummates an equity financing with a gross aggregate amount of securities sold of not less than $10,000,000, or a qualified financing, and provided that the Company is listed on a trading market that is a senior exchange such as Nasdaq or the New York Stock Exchange and the shares into which the Convertible Notes may be converted may be issued or resold under an effective registration statement, then all outstanding principal, together with all unpaid accrued interest, under the convertible notes, would automatically convert into shares of common stock at the lesser of 75% of the cash price per share paid in the qualified financing and the otherwise applicable conversion price. In addition, if at any time following the sixty (60) day anniversary of the final closing date or termination of this private placement, and provided there is an effective registration statement permitting the issuance or resale of the shares of common stock into which the convertible notes may be converted, if (A) the Company’s common stock is listed on a senior national securities exchange, (B) the daily volume-weighted average price for the prior 20 consecutive trading days is $6.00 or more (adjusted for splits and similar distributions) and (C) the daily trading volume is at least $1,000,000 during such 20-day period, then the Company would have the right to require the convertible notes to convert all or any portion of the principal and accrued interest then remaining under the note into shares of common stock at the above conversion price in effect on the mandatory conversion date.

A holder of a Convertible Note will not have the right to convert the Convertible Note to the extent that the holder (together with its affiliates) would become the beneficial owner of in excess of 4.99% of the number of shares of common stock outstanding, as such percentage ownership is determined in accordance with the terms of the Convertible Note, or 9.99% if the holder becomes the beneficial owner of more than 4.99% of the outstanding shares of common stock not including shares of common stock that may otherwise be received upon conversion of the Convertible Note or exercise of a Class C Warrant. An increase of this percentage to any other percentage not in excess of 9.99%, provided that any increase in such percentage shall not be effective until 61 days following notice from the holder to us. This limitation may not apply to certain antidilution provisions of the Convertible Notes.

The Convertible Notes in our March 24, 2022 and subsequent closings were also modified to provide that upon the occurrence of a qualified financing, such Convertible Notes may be voluntarily, not automatically, convertible at the option of the holders, at the lower of 75% of the price per equity security in such financing and the otherwise applicable conversion price. The conversion provision was also modified to remove the requirement that an effective registration statement allow for the issuance or resale of shares of common stock into which the Convertible Notes may be converted in order for the conversion price of the Convertible Notes to be subject to the reduction to 75% of the price per equity security in a qualified financing.

The Convertible Notes have certain registration requirements as to the shares of common stock underlying the Convertible Notes upon the final closing of the Units Private Placement under registration rights agreements between the Company and the purchasers of the Convertible Notes. By executing certain lock-up agreements with the representative of the underwriters in our proposed public offering, the purchasers of the Convertible Notes agreed that doing so amounted to a waiver of their rights under the registration rights agreements, and that any such registration rights will be afforded to such purchasers in a subsequent registration statement. Certain investors have assigned their Convertible Notes or Warrants to other investors pursuant to consents from the underwriters, and their assigns have executed waiver agreements with similar registration rights waiver provisions.

Each Convertible Note entitles its holder to vote with the shares of common stock, on an as-converted to common stock basis, with respect to all corporate matters of the Company on which the holders of common stock are entitled to vote, subject to any applicable beneficial ownership limitations. The Convertible Notes also have customary antidilution provisions. In addition, the Convertible Notes provide that a lower price per share under subsequent equity issuances, not including qualified financings, will be applied to the conversion price of the Convertible Notes.

The December 2021 placement agency agreement and form of unit purchase agreement relating to the Units Private Placement provide that up to $18 million and $17 million of the units containing the Convertible Notes may be sold, respectively. On August 12, 2022, we completed the final closing of the Units Private Placement.

In August 2022, certain holders of the Convertible Notes executed limited waiver and consent agreements waiving their conversion rights. The limited waiver and consent agreements were to expire on December 31, 2022, or if earlier to occur, upon the approval of an increase in the number of the authorized shares of common stock under the Company’s articles of incorporation by the Company’s stockholders by majority written consent or via stockholder vote at the Company’s next stockholder meeting and the implementation of such increase, which were to occur as soon as practicable after such stockholder approval. On December 27, 2022, we held the Annual Meeting. At the Annual Meeting, stockholders holding shares of common stock in the Company representing at least a majority of the voting power approved, among other matters, the Authorized Capital Increase. As a result, the limited waiver and consent agreements expired in accordance with their terms.

Class C Warrants

In connection with the Units Private Placement, we issued Class C Warrants, which in aggregate may be exercised to purchase up to 16,538,486 shares of common stock as of March 24, 2023. Each Class C Warrant is exercisable for two shares of common stock at an exercise price per share equal to the lower of (i) $2.25 and (ii) 75% of the cash price per share paid by the other purchasers of next round securities in an equity financing with a gross aggregate amount of securities sold of not less than $10,000,000, or a qualified financing, subject to certain antidilution adjustments. The Class C Warrants provide that more favorable terms under subsequent equity issuances, not including qualified financings, will be applicable to the exercise rights of such Class C Warrants. The Class C Warrants also have related rights pursuant to the January 2023 Letter Agreement, as described below. The Class C Warrants are exercisable for a period of five years from issuance.

The Class C Warrants have certain registration requirements as to the shares of common stock underlying the Class C Warrants upon the final closing of the Units Private Placement under registration rights agreements between the Company and the purchasers of the Class C Warrants. By executing certain lock-up agreements with the representative of the underwriters in our proposed public offering, the purchasers of the Class C Warrants agreed that doing so amounted to a waiver of their rights under the registration rights agreements, and that any such registration rights will be afforded to such purchasers in a subsequent registration statement. Certain investors have assigned their Convertible Notes or Warrants to other investors pursuant to consents from the underwriters, and their assigns have executed waiver agreements with similar registration rights waiver provisions. A holder of a Class C Warrant will generally not have the right to convert a Class C Warrant to the extent that the holder (together with its affiliates) would become the beneficial owner of in excess of 4.99% of the number of shares of common stock outstanding, as such percentage ownership is determined in accordance with the terms of the Class C Warrant, or 9.99% if the holder becomes the beneficial owner of more than 4.99% of the outstanding shares of common stock not including shares of common stock that may otherwise be received upon exercise of a Class C Warrant. An increase of this percentage to any other percentage not in excess of 9.99%, provided that any increase in such percentage shall not be effective until 61 days following notice from the holder to us. This limitation may not apply to certain antidilution provisions of the Class C Warrants, including an adjustment to the number of warrant shares that may be purchased under the Class C Warrants as a result of an applicable issuance of securities that does not constitute a “qualified financing” at more favorable terms than were provided under the Class C Warrants. Under the January 2023 Letter Agreement, we agreed that simultaneously with any adjustment to the exercise price under the Class C Warrants as a result of any equity issuances, not including qualified financings, the number of shares of common stock that may be purchased under the Class C Warrants will be increased such that the aggregate exercise price of such shares will be the same as the aggregate exercise price in effect immediately prior to the adjustment, without regard to any limitations on exercise contained in the Class C Warrants, including the beneficial ownership limitation described above.

The current placement agency agreement and form of unit purchase agreement relating to the Units Private Placement provide that up to $18 million and $17 million of the units containing the Class C Warrants may be sold, respectively. On August 12, 2022, we completed the final closing of the Units Private Placement.

In August 2022, certain holders of the Class C Warrants executed limited waiver and consent agreements waiving their conversion rights. The limited waiver and consent agreements were to expire on December 31, 2022, or if earlier to occur, upon the approval of an increase in the number of the authorized shares of common stock under the Company’s articles of incorporation by the Company’s stockholders by majority written consent or via stockholder vote at the Company’s next stockholder meeting and the implementation of such increase, which were to occur as soon as practicable after such stockholder approval. On December 27, 2022, we held the Annual Meeting. At the Annual Meeting, stockholders holding shares of common stock in the Company representing at least a majority of the voting power approved, among other matters, the Authorized Capital Increase. As a result, the limited waiver and consent agreements expired in accordance with their terms.

Class D Warrant

The February 2023 Warrant shall be exercisable immediately upon the Public Offering Date and may be exercised until the Termination Date. The February 2023 Warrant Exercise Price will be equal to the public offering price per unit at which units are sold under the Public Offering Registration Statement. The February 2023 Warrant provides for voluntary cashless exercise if at the time of exercise thereof there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of, the February 2023 Warrant Shares to the February 2023 Warrant holder, and provides for automatic cashless exercise upon the Termination Date if the February 2023 Warrant is not otherwise exercised. The February 2023 Warrant holder may not exercise the February 2023 Warrant to the extent that the February 2023 Warrant holder (together with its Affiliates (as defined by the February 2023 Warrant)) would beneficially own in excess of the Beneficial Ownership Limit. The February 2023 Warrant holder may increase the Beneficial Ownership Limit to any other percentage not in excess of 9.99%, provided that any increase in such percentage shall not be effective until 61 days following notice from the February 2023 Warrant holder. The number of February 2023 Warrant Shares, the February 2023 Warrant Exercise Price and other terms of the February 2023 Warrant are subject to customary adjustments upon the occurrence of certain corporate events subject to the Beneficial Ownership Limit to the extent specified. The Company may also voluntarily reduce the February 2023 Warrant Exercise Price to any amount and for any period of time deemed appropriate by the board of directors of the Company subject to the prior written consent of the February 2023 Warrant holder. The February 2023 Warrant is transferable but may only be disposed of in compliance with state and federal securities laws pursuant to the February 2023 Securities Purchase Agreement. The February 2023 Warrant Shares acquired upon the exercise of the February 2023 Warrant, if not registered, will also have restrictions upon resale imposed by state and federal securities laws.

Pursuant to the February 2023 Securities Purchase Agreement, the Company shall promptly, but in any event no later than 90 days following the Public Offering Date, prepare and file with the SEC the Resale Registration Statement. The Company shall use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as practicable after filing thereof but in no event later than the date that is 120 days following the Public Offering Date. After the Resale Registration Statement is declared effective, the Company shall continue to keep the Resale Registration Statement effective until the Warrant Shares may be resold pursuant to Rule 144 under the Securities Act, or have been sold.

Placement Agent Warrants

In connection with the private placement of units described with respect to the Units Private Placement, upon its final closing, we were required to issue warrants to Univest, as placement agent, and its designee, to purchase an aggregate of 8.0% of the total number of units sold in the Units Private Placement for a total payment of $100. On June 26, 2022, in anticipation of the final closing of the Units Private Placement, in exchange for $100, we issued Univest a warrant for the purchase of 231,239 shares of common stock, and a warrant to Bradley Richmond, as a registered representative of Univest who is entitled to a portion of Univest’s compensation due to his employment terms, for the purchase of 347,039 shares of common stock. The warrants had an exercise price equal to the Conversion Price, currently $1.75 per share. The warrants were exercisable, in whole or in part, until June 26, 2027 by payment of cash or on a cashless net exercise basis, and carried certain antidilution provisions and other exercise price adjustments that were substantially identical to equivalent provisions of the Class C Warrants.

Pursuant to the October 2022 Letter Agreement, each of Univest and Mr. Richmond agreed to forego their applicable rights to such warrants, as the FINRA Staff determined that such securities constituted underwriting compensation in connection with this public offering based on the FINRA Staff’s interpretation of FINRA Rule 5110.

Options

On May 18, 2021, our board of directors approved the SIP, which was ratified by the Company’s stockholders on September 20, 2021. The SIP governs stock options issued prior to May 18, 2021. On August 30, 2022 and October 21, 2022, the board approved an amendment to the SIP to increase the number of shares of common stock reserved for issuance under the SIP, which was ratified by the Company’s stockholders on December 27, 2022. The SIP provides for the grant of restricted stock, stock options or other equity securities to our officers, employees, directors, advisors and consultants. The maximum number of shares of common stock that may be issued pursuant to awards granted under the SIP is 7,200,000 shares. Cancelled and forfeited stock options and stock awards may again become available for grant under the SIP. As of March 24, 2023, a total of 350,000 shares of restricted common stock, and options to purchase a total of 3,925,943 shares of common stock at a weighted-average price of $1.33 per share, had been granted, and 2,924,057 shares remained available for issuance under the SIP . The SIP will continue in effect until its termination by our board of directors; provided, however, that all awards under the SIP must be granted by May 18, 2031.

In August 2022, certain holders of stock options executed limited waiver and consent agreements waiving their conversion rights. The limited waiver and consent agreements were to expire on December 31, 2022, or if earlier to occur, upon the approval of an increase in the number of the authorized shares of common stock under the Company’s articles of incorporation by the Company’s stockholders by majority written consent or via stockholder vote at the Company’s next stockholder meeting and the implementation of such increase, which were to occur as soon as practicable after such stockholder approval. On December 27, 2022, we held the Annual Meeting. At the Annual Meeting, stockholders holding shares of common stock in the Company representing at least a majority of the voting power approved, among other matters, the Authorized Capital Increase. As a result, the limited waiver and consent agreements expired in accordance with their terms.

Anti-Takeover Provisions

Provisions of the Nevada Revised Statutes and our bylaws could have the effect of delaying or preventing a third-party from acquiring us, even if the acquisition would benefit our stockholders. Such provisions of Nevada law and our bylaws are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of our company.

Nevada Anti-Takeover Statutes

We have elected not to be governed by the terms and provisions of Nevada’s control share acquisition laws (Nevada Revised Statutes 78.378 - 78.3793), which prohibit an acquirer, under certain circumstances, from voting shares of a corporation’s stock after crossing specific threshold ownership percentages, unless the acquirer obtains the approval of the issuing corporation’s stockholders. The first such threshold is the acquisition of at least one-fifth but less than one-third of the outstanding voting power. We may become subject to Nevada’s Control Share Acquisition Act if the Company has 200 or more stockholders of record, at least 100 of whom are residents of the state of Nevada, does business in the state of Nevada directly or through an affiliated corporation, and we amend our bylaws to reverse the election to not be governed by these statutes. Currently, we do not conduct business in the state of Nevada directly or through an affiliated corporation.

We are governed by the terms and provisions of Nevada’s Combination with Interested Stockholders Statute (Nevada Revised Statutes 78.411 - 78.444), which prohibits an “interested stockholder” from entering into a “combination” with the corporation, unless certain conditions are met. An “interested stockholder” is a person who, together with affiliates and associates, beneficially owns (or within the prior three years, did beneficially own) 10% or more of the corporation’s voting stock, or otherwise has the ability to influence or control such corporation’s management or policies.

Nevada law also provides that no director may be removed by less than a two-thirds vote of the issued and outstanding shares entitled to vote on the removal (Nevada Revised Statutes 78.335). This requirement also has the effect of discouraging change of control of the Company.

Bylaws

In addition, various provisions of our bylaws may also have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt of the Company that a stockholder might consider in his or her best interest, including attempts that might result in a premium over the market price for the shares held by our stockholders. Our bylaws may be adopted, amended or repealed by the affirmative vote of the holders of at least a majority of the voting power of our outstanding shares of capital stock, and except as provided by Nevada law, our board of directors shall have the power to adopt, amend or repeal the bylaws by a vote of not less than a majority of our directors. Any bylaw provision adopted by the board of directors may be amended or repealed by the holders of a majority of the voting power of our outstanding shares of capital stock. Our bylaws also contain limitations as to who may call special meetings as well as require advance notice of stockholder matters to be brought at a meeting.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock are available for our board of directors to issue without stockholder approval. We may use these additional shares for a variety of corporate purposes, including raising additional capital, corporate acquisitions and employee stock plans. The existence of our authorized but unissued shares of common stock could render it more difficult or discourage an attempt to obtain control of the Company by means of a proxy context, tender offer, merger or other transaction since our board of directors can issue large amounts of capital stock as part of a defense to a take-over challenge. In addition, we have authorized in our articles of incorporation 25,000,000 shares of preferred stock. However, the board acting alone and without approval of our stockholders can designate and issue one or more series of preferred stock containing super-voting provisions, enhanced economic rights, rights to elect directors, or other dilutive features, that could be utilized as part of a defense to a take-over challenge.

Supermajority Voting Provisions

Nevada law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s articles of incorporation or bylaws, unless a corporation’s articles of incorporation or bylaws, as the case may be, require a greater percentage. Although our articles of incorporation and bylaws do not currently provide for such a supermajority vote on any matters, our board of directors can amend our bylaws and we can, with the approval of our stockholders, amend our articles of incorporation to provide for such a super-majority voting provision.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Securities Transfer Corporation, 2901 N Dallas Parkway, Suite 380, Plano, Texas 75093, telephone (469) 633-0101.